Meiguo Ventures I, Inc.
                     28248 North Tatum Blvd., Suite B-1-434
                            Cave Creek, Arizona 85331
                                 (602) 300-0432

                                  May 11, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: H. Roger Schwall
           Assistant Director
           Division of Corporation Finance

Re: Meiguo Ventures I, Inc.
    Registration Statement on Form S-1
    Filed on March 26, 2010
    File No. 333-165726

Dear Sir,

     This letter is in response to your letter to me of April 16, 2010, regarding the above referenced matter ("Comment Letter"). Meiguo Ventures I, Inc. will be filing an amendment to the referenced Form S-1 ("Form S-1/A") later today.

     Our responses to the Comment Letter follow:

2. We note that you are registering 75.8% of your outstanding common stock and that selling shareholders obtained their shares in the last few months. Given the size of the offering and the short period of time the selling shareholders have held the stock, tell us why you believe that this is a secondary offering rather than a primary offering. Please see Securities Act Rules Compliance and Disclosure Interpretation 612.9.

Response: After giving due consideration to Securities Act Rules Compliance and Disclosure Interpretation 612.9, we have concluded that this is a primary offering.

3. We note your statement on the cover page that " The selling shareholders and any broker/dealer executing sell orders on behalf of the selling shareholders may be deemed to be `underwriters' within the meaning of the Securities Act of 1933, as amended [emphasis added]." If this is a primary offering, revise this disclosure to state that they are underwriters.

Response: We have updated the filing by stating that the selling shareholders and any broker-dealers executing sell orders on behalf of the selling shareholders are "underwriters" within the meaning of the Securities Act of 1933, as amended.

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
4. If this a primary offering, tell us which provisions of Securities Act Rule 415 you are relying upon with respect to making this offering on a delayed or continuous basis.

Response: We are relying on the provisions of Rule 415 (a)1.(i) and (ix) with respect to making this offering on a delayed or continuous basis.

5.   We note your  statement  on page 39 that "We have only two  members  on our board of directors....[emphasis  added]." However, elsewhere in the filing, you indicate that Mr. Keaveney is the only member of the board. Please revise to clarify.

Response: We have revised the above disclosure by stating that we have only one board member.

Involvement in Certain Legal Proceedings, page 37

6.   Please update your disclosure to reflect the new requirement in the amended
     Item 401(f) of Regulation S-K to provide disclosure with regard to involvement in certain legal proceedings during the past ten years.

Response: We have revised this disclosure by replacing "five" years with "ten" years.

Notes to Financial Statements, page F-6

7. We note you include reference to the legacy GAAP standard in your disclosure. Upon your adoption of ASC 105 "Generally Accepted Accounting Principles," which shall be effective for financial statements issued for interim and annual periods ending after September 15, 2009, you should no longer refer to legacy GAAP standard. Please revise your disclosure to comply with the requirements of ASC 105.

Response: We have amended our disclosure to comply with the requirements of ASC 105.

Undertakings, Page II-5

8. If this is a primary offering, please add the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Response:  We have revised the filing by including the  undertaking set forth in
Item 512(a)(6) of Regulation S-K.

Additional Information Related to FINRA Comments:

     We received a comment from FINRA requesting that we limit the compensation payable to any underwriter to 8%. Accordingly, we have amended the section entitled "Plan of Distribution" by adding the following disclosure:

     "In the event that a selling shareholder sells all or part of the shares offered in this prospectus through an underwriter, the maximum compensation paid to any such underwriter shall be 8% and shall be paid by such selling shareholder."

General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables, financial statements, notes to financial statements and other sections in the filing and we have corrected a few typographical errors in order to enhance our disclosures.

     Please address any further comments to our attorney, David E. Wise, Esq.

     Mr. Wise's contact information is set forth below:

     Law Offices of David E. Wise
     Attorney at Law
     The Colonnade
     9901 IH-10 West, Suite 800
     San Antonio, Texas 78230
     Telephone: (210) 558-2858
     Facsimile: (210) 579-1775
     Email: wiselaw@gvtc.com

Sincerely,


By: /s/ David W. Keaveney
   -------------------------------
   David W. Keaveney
   President